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Minority-ownedBlack-ownedWomen-owned
New Eatonville Berkshire Spa & Resort

Resort

Berkshire, MA
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Early Investor Bonus: The investment multiple is increased to 2× for the next $100,000 invested.
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THE PITCH
New Eatonville Berkshire Spa & Resort is seeking investment to open a location, renovate, and purchase new equipment.
Generating Revenue
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THE TEAM
Harmony Edwards
Founder & CEO

Harmony Edwards, is a successful and battle- tested serial entrepreneur. Prided in customer service, industry knowledge, and creative but honest dealings. Harmony is a young enthusiastic business owner, mindset mentor and real estate agent. Her goal; to partner with impact-driven entrepreneurs to increase their visibility and get their mission and message out to our community by networking, advertising, and promoting products. After growing and establishing strong business relationships with career driven individuals in the hospitality industry, the plan for New Eatonville began to construct itself.

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OUR MISSION

New Eatonville Berkshire Spa & Resort is the first black owned holistic resort in Berkshire County, and the first adult only cannabis friendly vacation stay. Our resort offers exceptional services and holistic adult only wellbeing, with never seen before accommodations. Holistic yet luxurious, our resort is in a popular and seemingly rural location; equidistant to Boston, New York City and an hour's distance from both Bradley International and Albany Airport.

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INTENDED USE OF FUNDS

The first $100k raised here on Mainvest will be used to secure the purchase and sale of the real estate as a portion of the deposit to close on the deal. Because the space is turnkey, we'll be able to begin generating revenue within 3-6 months of closing the deal.

The property currently hosts more than 56 sleeping rooms and bathrooms as well as a fully furnished restaurant and kitchen, and a working spa Additional investment has been secured already.
Any additional funds will be used towards initial marketing to gain exposure before the grand opening.
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THE COMPETITION

The Berkshires are a popular destination for tourists and locals looking for a getaway. With a beautiful combination of nature, small towns, and local attractions, this region has multiple lodging and resort options for visitors with a wide variety of budgets and expectations. Our resort will stand out as a luxurious yet affordable option with plenty of on-site activities, and eventually, as a cannabis-friendly option.

Canyon Ranch and Miraval are luxury options, but New Eatonville has a wider range of accommodations and affordable rates
Race Brook Lodge is a comparable option but does not have plans to become cannabis friendly

In general, we believe that there is room and demand for our resort given the rising popularity of the region.
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JANUARY 2022

Start raising investment

APRIL 2022

Community capital round on Mainvest

AUGUST 2022

Secure property

OCTOBER 2022

Close on property and begin renovation

APRIL 2023

Opening day

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MAIN HOUSE- MANOR HOUSE
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Next
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POND SIDE COTTAGE- SPA
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TAYLOR HOUSE- BASIC SUITES
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SUMMIT HOUSE- SEMINARS, RETREATS, CLASSES, CONFERENCES
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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Down Payment for Real Estate $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,010,654	$7,934,063	$9,520,876	$9,806,502	$10,100,697
Cost of Goods Sold	$176,302	$232,718	$279,261	$287,638	$296,267
Gross Profit	$5,834,352	$7,701,345	$9,241,615	$9,518,864	$9,804,430

EXPENSES

Rent	$788,000	$807,700	$827,892	$848,589	$869,803
Utilities	$205,500	$271,259	$325,510	$335,275	$345,333
Salaries	$1,030,000	$1,030,000	$1,030,000	$1,030,000	$1,030,000
Insurance	$1,500	$1,979	$2,374	$2,445	$2,518
Repairs & Maintenance	$400,000	$527,999	$633,598	$652,605	$672,183
Legal & Professional Fees	$50,000	$65,999	$79,198	$81,573	$84,020
Operating Profit	$3,359,352	$4,996,409	$6,343,043	$6,568,377	$6,800,573

This information is provided by New Eatonville Berkshire Spa & Resort. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement

2022 Balance Sheet

New Eatonville Berkshire Spa - Resort Pitch 2.pptx

New Eatonville Berkshire Spa - Resort pitch pdf.pdf

New-Eatonville-Berkshire-Spa-and-Resort-2023-2025-Original 2.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends June 17th, 2022

Summary of Terms

Legal Business Name New Eatonville, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 0.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2026

Financial Condition

Forecasted milestones

New Eatonville Berkshire Spa & Resort forecasts the following milestones:

Purchase property in [Sheffield, MA] by [Oct, 2022].

Hire for the following positions by [Dec, 2022]: [Resort Manager, Maintenance, Head Chef]

Achieve [$60,000,000] revenue per year by [2027].

Achieve [$3,474,000] profit per year by [2025].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the New Eatonville Berkshire Spa & Resort's fundraising. However, New Eatonville Berkshire Spa & Resort may require additional funds from alternate sources at a later date.

No operating history

New Eatonville Berkshire Spa & Resort was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of New Eatonville Berkshire Spa & Resort to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

New Eatonville Berkshire Spa & Resort operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. New Eatonville Berkshire Spa & Resort competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from New Eatonville Berkshire Spa & Resort's core business or the inability to compete successfully against the with other competitors could negatively affect New Eatonville Berkshire Spa & Resort's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in New Eatonville Berkshire Spa & Resort's management or vote on and/or influence any managerial decisions regarding New Eatonville Berkshire Spa & Resort. Furthermore, if the founders or other key personnel of New Eatonville Berkshire Spa & Resort were to leave New Eatonville Berkshire Spa & Resort or become unable to work, New Eatonville Berkshire Spa & Resort (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which New Eatonville Berkshire Spa & Resort and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, New Eatonville Berkshire Spa & Resort is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

New Eatonville Berkshire Spa & Resort might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If New Eatonville Berkshire Spa & Resort is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt New Eatonville Berkshire Spa & Resort

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect New Eatonville Berkshire Spa & Resort's financial performance or ability to continue to operate. In the event New Eatonville Berkshire Spa & Resort ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither New Eatonville Berkshire Spa & Resort nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

New Eatonville Berkshire Spa & Resort will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and New Eatonville Berkshire Spa & Resort is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although New Eatonville Berkshire Spa & Resort will carry some insurance, New Eatonville Berkshire Spa & Resort may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, New Eatonville Berkshire Spa & Resort could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect New Eatonville Berkshire Spa & Resort's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of New Eatonville Berkshire Spa & Resort's management will coincide: you both want New Eatonville Berkshire Spa & Resort to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want New Eatonville Berkshire Spa & Resort to act conservative to make sure they are best equipped to repay the Note obligations, while New Eatonville Berkshire Spa & Resort might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If New Eatonville Berkshire Spa & Resort needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with New Eatonville Berkshire Spa & Resort or management), which is responsible for monitoring New Eatonville Berkshire Spa & Resort's compliance with the law. New Eatonville Berkshire Spa & Resort will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if New Eatonville Berkshire Spa & Resort is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if New Eatonville Berkshire Spa & Resort fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of New Eatonville Berkshire Spa & Resort, and the revenue of New Eatonville Berkshire Spa & Resort can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of New Eatonville Berkshire Spa & Resort to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Operating History

New Eatonville Berkshire Spa & Resort is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt New Eatonville Berkshire Spa & Resort

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect New Eatonville Berkshire Spa & Resort's financial performance or ability to continue to operate. In the event New Eatonville Berkshire Spa & Resort ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by New Eatonville Berkshire Spa & Resort. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
New Eatonville Berkshire Spa & Resort isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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